Unaudited Pro Forma Financial Information of TmarPart

The unaudited pro forma financial information of TmarPart presented below has been derived from:

•                  the historical audited consolidated financial statements of TmarPart as of December 31, 2013 and for the year then ended, prepared in accordance with IFRS as issued by IASB (“IFRS”), which are included in Exhibit 2 to this current report on Form 6-K; and

•                  the historical audited consolidated financial statements of Portugal Telecom as of December 31, 2013 and for the year then ended, prepared in accordance with IFRS, which are in Portugal Telecom’s current report on Form 6-K furnished to the SEC on March 12, 2014 containing Portugal Telecom’s audited annual financial statements as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 (“Financial Statement Report”).

As described in this unaudited pro forma financial information, TmarPart’s issuance and sale of convertible debt will be undertaken to recapitalize TmarPart, and permit TmarPart to pay all of its outstanding indebtedness prior to the merger of shares and the merger. As described in this unaudited pro forma financial information, the Oi capital increase, the merger of shares and the merger are steps in the business combination of TmarPart, Oi and Portugal Telecom. The business combination is expected to result in (1) Oi owning the assets comprising Portugal Telecom’s operations in Portugal, Africa and Asia, (2) Oi becoming a wholly-owned subsidiary of TmarPart, and (3) the shareholders of Oi and Portugal Telecom becoming shareholders of TmarPart. None of Portugal Telecom, TmarPart or Oi is offering the shares to be issued in the merger of shares or the merger by means of this current report on Form 6-K.

This unaudited pro forma financial information was prepared as if:

•                  the issuance of the TmarPart debentures and the use of the proceeds of this issuance;

•                  the Oi capital increase, including the contribution of all of the shares of PT Portugal to Oi in exchange for Oi common shares and Oi preferred shares to be issued in the Oi capital increase;

•                  the merger of shares;

•                  the merger of TmarPart and Oi with the holding companies that hold the shares of TmarPart and Oi; and

•                  the merger,

had been completed on December 31, 2013 for purposes of the pro forma balance sheet as of December 31, 2013, and on January 1, 2013 for purposes of the unaudited pro forma statements of operations for the the year ended December 31, 2013. The pro forma assumptions and adjustments are described in the accompanying notes presented below.

This unaudited pro forma financial information should be read in conjunction with the accompanying notes presented below, the historical historical consolidated financial statements of TmarPart and Portugal Telecom as of and for the years ended December 31, 2013 and 2012 and the notes thereto.

1

This unaudited pro forma financial information is provided for illustrative purposes only and does not purport to represent, and you should not rely on the unaudited pro forma financial information as an indication of, (1) what the actual consolidated results of operations or the consolidated financial position of TmarPart would have been had the issuance of the TmarPart debentures and the use of the proceeds of this issuance, the Oi capital increase, the merger of shares, the holding company mergers and the merger occurred on the dates assumed, or (2) TmarPart’s future consolidated results of operations or financial position.

The unaudited pro forma financial information does not reflect, for example, (1) any integration costs that may be incurred as a result of the contribution of all of the shares of PT Portugal to Oi, the merger of shares and the merger, (2) any synergies, operating efficiencies and cost savings that may result from this transaction, (3) any effects of the merger of shares, (4) any benefits that may be derived from the combined company’s growth prospects, or (5) changes in rates for services or exchange rates subsequent to the dates of this unaudited pro forma financial information. TmarPart has not completed the transactions described above. Accordingly, additional liabilities may be incurred in connection with these transactions. Any additional liabilities and costs have not been reflected in the unaudited pro forma financial information because information necessary to reasonably estimate such costs is not yet available.

2

TmarPart

Unaudited Pro Forma Statement of Financial Position

As of December 31, 2013

(in millions of reais)

			Oi capital increase
Telemar Participações Pro Forma Statement of Financial Position December 31, 2013	Telemar Participações	Convertible debt (A)	PT Portugal Net Assets (B)	PT Portugal Net Assets purchase price allocation (C)	Cash capital increase (D)	Merger of Oi (E)	Merger of holdings (F)	Telemar Participações pro forma

ASSETS
Current assets
Cash and cash equivalents	2,485	169	616	—	—	—	62	3,332
Cash investments	493	—	2,978	—	—	—	—	3,470
Derivative financial instruments	452	—	—	—	—	—	—	452
Accounts receivables	8,872	—	3,809	—	—	—	0	12,682
Judicial deposits	1,316	—	—	—	—	—	—	1,316
Other assets	4,141	—	751	—	—	—	10	4,903
Total current assets	17,760	169	8,155	—	—	—	73	26,156

Non-current assets
Cash investments	99	—	—	—	—	—	—	99
Derivative financial instruments	1,621	—	—	—	—	—	—	1,621
Deferred tax assets	4,476	—	1,161	(1,376)	—	—	1,700	5,961
Available-for-sale financial asset	914	—	—	(914)	—	—	—	—
Judicial deposits	11,051	—	—	—	—	—	2	11,053
Financial investments	174	—	1,738	1,441	—	—	—	3,352
Property plant and equipment	25,926	—	11,201	—	—	—	1	37,128
Goodwill	—	—	—	11,307	—	—	—	11,307
Intangible assets	14,797	—	2,338	4,540	—	—	—	21,675
Other assets	1,588	—	12	—	—	—	1	1,602
Total non-current assets	60,646	—	16,451	14,997	—	—	1,704	93,797
Total Assets	78,405	169	24,606	14,997	—	—	1,777	119,954
LIABILITIES AND EQUITY
Current liabilities
Payables	5,385	—	3,004	—	—	—	0	8,390
Borrowings and financing	5,150	(992)	5,430	—	(7,650)	—	—	1,938
Derivative financial instruments	410	—	—	—	—	—	—	410
Provisions	1,224	—	289	—	—	—	3	1,515
Other current liabilities	4,366	—	1,130	—	—	—	2	5,498
Total current liabilities	16,535	(992)	9,853	—	(7,650)	—	5	17,751

Non-current liabilities
Borrowings and financing	33,962	(2,267)	19,152	—	—	—	—	50,847
Derivative financial instruments	157	—	—	—	—	—	—	157
Provisions	4,409	—	7	65	—	—	—	4,482
Other current liabilities	6,787	—	4,064	—	—	—	8	10,859
Total non-current liabilities	45,315	(2,267)	23,223	65	—	—	8	66,344
Total liabilities	61,850	(3,259)	33,076	65	(7,650)	—	13	84,095
Equity
Equity attributable to controlling shareholders	1,079	3,428	—	—	—	28,493	1,764	34,764
Non-controlling interests	15,476	—	(8,471)	14,932	7,650	(28,493)	—	1,095
Total equity	16,555	3,428	(8,471)	14,932	7,650	—	1,764	35,858
Total liabilities and equity	78,405	169	24,606	14,997	—	—	1,777	119,954

See accompanying notes to the Unaudited Pro Forma Financial Information of TmarPart.

TmarPart

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2013

(in millions of reais)

Telemar Participações Pro Forma Statement of Operations Year Ended December 31, 2013	Telemar Participações	Income and expenses from PT Portugal Net Assets (B)	Effects of PT Portugal Net Assets purchase price allocation (C)	Merger of Oi (E)	Merger of Holdings (F)	Merger of Portugal Telecom (G)	Telemar Participações pro forma

Net operating revenue	28,422	8,247	—	—	—	—	36,669
Cost of sales and services	(16,585)	(5,191)	(346)	—	—	—	(22,122)
Gross profit	11,838	3,056	(346)	—	—	—	14,547
Operating income (expenses):							—
Earnings in equity investees	(18)	1,263	(168)	—	—	—	1,078
Selling expenses	(5,554)	(674)	—	—	—	—	(6,228)
General and administrative expenses	(3,676)	(1,356)	(107)	—	(5)	(34)	(5,179)
Other operating income	3,128	125	—	—	—	—	3,253
Other operating expenses	(1,918)	(115)	—	—	—	—	(2,033)
	(8,038)	(757)	(275)	—	(5)	(34)	(9,110)
Profit before financial income (expenses) and taxes	3,800	2,299	(621)	—	(5)	(34)	5,438
Financial income (expenses):							—
Financial income	1,396	428	—	—	—	—	1,824
Financial expenses	(4,983)	(1,392)	—	—	—	—	(6,376)
Income before income tax and social contribution	212	1,335	(621)	—	(5)	(34)	886
Income tax and social contribution							—
Current	(420)	(164)	—	—	—	—	(584)
Deferred	383	(17)	137	—	—	—	502
Profit for the year	175	1,154	(484)	—	(5)	(34)	805

Profit attributable to controlling shareholders	(271)	990	(443)	446	(5)	(34)	683
Profit attributable to non-controlling shareholders	446	163	(42)	(446)	—	—	122

Weighted average number of outstanding shares (in millions of shares)	3,016						4,855
Net income (loss) per share attributable to controlling shareholders (in reais):	(0.08975)						0.14068

See accompanying notes to the Unaudited Pro Forma Financial Information of TmarPart.

Notes to the Unaudited Pro Forma Financial Information of TmarPart

1.              Basis of Presentation

The unaudited pro forma financial information of TmarPart presented herein has been derived from:

•                  the historical audited consolidated financial statements of TmarPart as of December 31, 2013 and for the year then ended, prepared in accordance with IFRS, which are included in Exhibit 2 to this current report on Form 6-K; and

•                  the historical audited consolidated financial statements of Portugal Telecom as of December 31, 2013 and for the year then ended, prepared in accordance with IFRS, which are included in the Financial Statement Report.

Each of:

•                  the settlement of the TmarPart debentures issued to AG Telecom and LF Tel;

•                  the merger of shares;

•                  the merger of AG Telecom and PASA, the merger of LF Tel and EDSP, the merger of PASA and Bratel Brasil, and the merger of EDSP and Bratel Brasil, the merger of Bratel Brasil and Oi, the merger of Venus with Oi, the merger of Sayed with Oi, and the merger of Bratel BV with Portugal Telecom; and

•                  the merger,

are expected to be completed contemporaneously on the date on which the merger of shares and the merger are approved by the shareholders of TmarPart, Oi and Portugal Telecom.

2.              Accounting Treatment

(i)            Accounting Treatment for the Acquisition of PT Portugal

In accordance with IFRS and for purposes of this unaudited pro forma combined financial information, the acquisition of PT Portugal has been accounted for under the acquisition method of accounting, under which the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the subsidiaries of PT Portugal were recorded at their fair values.

(ii)        Accounting Treatment for Merger of Shares

Because the merger of shares will be a reorganization of entities under common control, the merger of shares will be accounted for using the historical cost method under which the financial statements of TmarPart will record the historical carrying amounts of the assets and liabilities of Oi as from the date of the merger of shares.

(iii)    Accounting Treatment for Merger

As a result of the fact that, prior to the merger, (1) TmarPart, through its consolidated subsidiary, Oi, will have recorded the acquisition of PT Portugal using the acquisition method of accounting, (2) the tax benefits relating to the mergers of the intermediate holding companies will have been recorded by TmarPart and (3) the merger of shares will have occurred, Portugal Telecom will have no assets or liabilities other than its investment in TmarPart at the moment of the merger. Consequently, the merger will not have an accounting impact on the consolidated financial statements of TmarPart, other than the recognition of the TmarPart common shares held by Portugal Telecom as treasury shares.

3.              Pro Forma Assumptions and Adjustments

The unaudited pro forma financial information of TmarPart has been prepared assuming that:

•                  the issuance of the TmarPart debentures and the use of the proceeds of this issuance;

•                  the Oi capital increase, including the contribution of all of the shares of PT Portugal to Oi in exchange for Oi common shares and Oi preferred shares to be issued in the Oi capital increase;

•                  the merger of shares;

•                  the merger of AG Telecom and PASA, the merger of LF Tel and EDSP, the merger of PASA and Bratel Brasil, and the merger of EDSP and Bratel Brasil, the merger of Bratel Brasil and Oi, the merger of Venus with Oi, the merger of Sayed with Oi, and the merger of Bratel B.V. with Portugal Telecom; and

•                  the merger,

occurred on January 1, 2013 for statement of operations purposes and on December 31, 2013 for balance sheet purposes.

The unaudited pro forma financial information of TmarPart includes the following significant pro forma assumptions and adjustments:

(A)       The issuance of TmarPart debentures in an aggregate principal amount of R$3,428 million, subscribed by AG Telecom and LF Tel, the proceeds of which TmarPart will use to redeem its outstanding net debt, but maintaining cash balances to pay accrued interest in connection with this debt.

(B)       The carrying amount of the PT Portugal net assets, obtained from the financial statements of Portugal Telecom. The tables below present a reconciliation between Portugal’s Telecom financial information, as derived from its audited consolidated financial statements as of December 31, 2013, and the carrying amount of the PT Portugal net assets that Portugal Telecom will contribute to Oi in connection with the Oi capital increase, as well as its earnings and losses that will be consolidated by TmarPart as if the transactions had taken place as of January 1, 2013.

	Euros
Reconciliation between Portugal Telecom and PT Assets as of December 31, 2013	Portugal Telecom (i)	Reallocation of liabilities to conform with Brazilian format (ii)	Assets not contributed to Oi’s share capital increase (iii)	Proforma of PT Assets (iv)	Proforma of PT Assets Reais (v)

ASSETS
Current assets
Cash and cash equivalents	1,659	—	(1,470)	189	616
Short-term investments	914	—	—	914	2,978
Accounts receivable	1,169	—	—	1,169	3,809
Other current assets	231	—	—	231	751
Total current assets	3,973	—	(1,470)	2,503	8,155

Non-current assets
Investments in associated and other companies	534	—	—	534	1,738
Investments in joint ventures	2,408	—	(2,408)	—	—
Goodwill	381	—	(381)	—	—
Intangible assets	718	—	—	718	2,338
Property plant and equipment	3,438	—	—	3,438	11,201
Deferred taxes	565	—	(208)	356	1,161
Other non-current assets	4	—	—	4	12
Total non-current assets	8,047	—	(2,997)	5,050	16,451
Total Assets	12,020	—	(4,467)	7,553	24,606
LIABILITIES AND EQUITY
Current liabilities
Short term debt	1,492	175	—	1,667	5,430
Payables and accrued expenses	1,103	(181)	—	922	3,004
Provisions	89	—	—	89	289
Other current liabilities	341	6	—	347	1,130
Total current liabilities	3,025	—	—	3,025	9,853

Non-current liabilities
Medium and long-term debt	5,879	—	—	5,879	19,152
Provisions	2	—	—	2	7
Other non-current liabilities	1,248	—	—	1,248	4,064
Total non-current liabilities	7,129	—	—	7,129	23,223
Total liabilities	10,154	—	—	10,154	33,076
Equity
Equity attributable to controlling shareholders	1,641	—	(4,467)	(2,826)	(9,205)
Non-controlling interests	225	—	—	225	735
Total equity	1,867	—	(4,467)	(2,600)	(8,471)
Total liabilities and equity	12,020	—	(4,467)	7,553	24,606

	Euros
Reconciliation between Portugal Telecom and PT Assets earnings and losses for the year ended December 31, 2013	Portugal Telecom (i)	Reallocation of expenses from nature to their function (ii)	Expenses not related to PT Assets (iii)	Proforma of PT Assets (iv)	Proforma of PT Assets (Reais) (v)

Revenue	2,911	(36)	—	2,875	8,247
Cost of sales and services	—	(1,810)		(1,810)	(5,191)
Net operating profit	2,911	(1,846)	—	1,065	3,056
Costs, losses and (income)
Wages and salaries	(399)	399	—	—	—
Direct costs	(459)	459	—	—	—
Commercial costs	(310)	310	—	—	—
Supplies, external services and other expenses	(513)	513	—	—	—
Indirect taxes	(42)	42	—	—	—
Provisions and adjustments	(26)	26	—	—	—
Depreciation and amortisation	(726)	726	—	—	—
Post retirement costs	(40)	40	—	—	—
Curtailment costs	(127)	127	—	—	—
Other costs	77	(77)	—	—	—
	(2,566)	2,566	—	—	—
Operating income (expenses)
Earnings in equity investees	—	438	2	440	1,263
Selling expenses	—	(235)	—	(235)	(674)
General and administrative expenses	—	(485)	12	(473)	(1,356)
Other operating income	—	44	—	44	125
Other operating expenses	—	(40)	—	(40)	(115)
	—	(278)	14	(264)	(757)
Profit before financial income (expenses) and taxes	345	442	14	801	2,299
Financial income (expenses):
Financial income	—	149	—	149	428
Financial expenses	—	(485)	—	(485)	(1,392)
Net interest expenses	(257)	257	—	—	—
Equity in associated companies	443	(443)	—	—	—
Equity in joint-ventures companies	(2)	2	—	—	—
Other financial expenses	(79)	79	—	—	—
	105	(441)	—	(336)	(964)
Pre-tax profit	450	1	14	465	1,335
Income tax	(62)	(1)	—	(63)	(181)
Profit for the year	388	(0)	14	402	1,154
Profit attributable to controlling shareholders	331	(0)	14	345	990
Profit attributable to non-controlling shareholders	57	(0)	—	57	163

(i)                  This unaudited reconciliation has been derived from the historical audited consolidated financial statements of Portugal Telecom as of December 31, 2013 and for the year then ended, prepared in accordance with IFRS.

(ii)     Both the balance sheet and income statement reconciliations include certain reclassifications of items between captions in order to reconcile the formats of financial statements used in Portugal and Brazil. These differences are mostly relevant in the income statement, reflecting mainly the following:

•                  Portugal Telecom reports the income statement by nature, while Oi reports the income statement by function, as a result of which Portugal Telecom’s operating costs by nature, namely wages and salaries, maintenance and repairs, supplies and external services, provisions and depreciation and amortization, were classified by function.

•                  Portugal Telecom reports equity in the earnings of affiliated companies in its financial results, while Oi presents these earnings as operating income (expense).

•                  Portugal Telecom presents financial results on a net basis, segregated between net interest, net foreign exchange differences and net other financial results; Oi presents financial results on a gross basis segregated only between financial costs and financial income.

(iii)            These reconciling items represent the assets, liabilities, earnings and expenses not related to PT Portugal net assets that Portugal Telecom will contribute in connection with the Oi capital increase, reflecting mainly:

•                  Cash equivalents expected to be used to the purchase and conversion of the PASA debentures and EDSP debentures for a total amount of €1,470 million (R$4,788 million).

•                  The carrying amount of Portugal Telecom’s investments in Oi, Contax and its controlling shareholders (Telemar Participações, AG Telecom Participações, LF-Tel and CTX Participações), totaling €2,408 million.

•                  Total goodwill recorded in Portugal Telecom’s consolidated financial statements, amounting to €381 million.

•                  Deferred taxes of €208 million related to tax loss carryforwards that, as a result of the business combination, most likely will no longer be possible to realize.

(iv)           This unaudited pro forma financial information of PT Portugal’s net assets is provided for illustrative purposes only and does not purport to represent, and you should not rely on the unaudited pro forma financial information as an indication of, (a) what the actual consolidated results of operations or the consolidated financial position of PT Portugal would have been had the transactions referred to below occurred on the dates assumed, or (b) PT Portugal’s future consolidated results of operations or financial position. This unaudited pro forma financial information does not reflect, for example, (x) any synergies, operating efficiencies and cost savings that may result from these transactions, or (y) changes in rates for services or exchange rates subsequent to the date of this unaudited pro forma financial information. PT Portugal has not completed the transactions described above. Accordingly, additional liabilities may be incurred in connection with these transactions. Any additional liabilities and costs have not been reflected in the unaudited pro forma financial information because information necessary to reasonably estimate such costs is not yet available.

(v)              The translation from Euros to Brazilian Reais was made in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, using for balance sheet purposes the Euro/Real exchange rate prevailing as of December 31, 2013 (€1 = R$3.26) and for income statement purposes the average Euro/Real exchange rate for the year ended December 31, 2013 (€1 = R$2.86).

(C)       The preliminary purchase price allocation performed by TmarPart in relation to the assets and liabilities of PT Portugal. The pro forma adjustments to the Statement of financial position reflect the recognition of fair value adjustments in relation to (1) the licenses held by PT Portugal’s Portuguese mobile businesses, (2) the customer lists of the Portuguese mobile and wireline businesses, and (3) the license and customer lists of the equity investment of PT Portugal in African associated companies. In addition, these pro forma adjustments also include the reclassification of TmarPart’s investment in Portugal Telecom’s ordinary shares, which are classified as available for sale in TmarPart’s historical consolidated financial statements, as treasury shares of Portugal Telecom because following the Oi capital increase, Portugal Telecom’s only assets will be its investments in TmarPart and Oi. The pro forma adjustments to the income statement reflect the amortization of the fair value adjustments to (1) the licenses held by PT Portugal’s Portuguese mobile businesses based on terms of concession and licenses, and (2) the customer lists for a five-year period. The table below presents a summary of the preliminary purchase price allocation of PT Portugal:

Identifiable assets acquired and liabilities assumed	(in millions of Reais)
Carrying amount of PT Portugal Net Assets	(8,471)
Fair value adjustments related to:
Customer lists and licenses from Portuguese operations	4,540
Wireline customer list (intangible assets)	409
Mobile customer list (intangible assets)	936
Mobile licenses (intangible assets)	3,194
Equity investments	1,441
Tax contingencies	(65)
Tax effect	(1,376)
(3,931)
Goodwill recorded under the acquistion was identified as follows:
Equity instruments issued	5,710
Share of non-controlling interests, based on the proportional stake in the assets and liabilities of the acquiree	1,095
Fair value of the investment previously held in the acquiree	571
Fair value of assets	3,931
Goodwill	11,307

(D)       The application of all of the net proceeds of the cash portion of the Oi capital increase, net of expenses estimated to be R$350 million, to prepay indebtedness of Oi.

(E)   The elimination of the equity and earnings attributable to non-controlling interests of TmarPart relating to the shares of Oi held by investors other than TmarPart as these shares of Oi will be exchanged for shares of TmarPart in the merger of shares.

(F)   These pro forma adjustments represent the effects of the merger of AG Telecom and PASA, the merger of LF Tel and EDSP, the merger of PASA and Bratel Brasil, and the merger of EDSP and Bratel Brasil, the merger of Bratel Brasil and Oi, the merger of Venus with Oi and the merger of Sayed with Oi, consisting primarily of (1) the recognition on the balance sheet of TmarPart of a tax benefit amounting to R$1.7 billion on the goodwill generated by AG Telecom, PASA, LF Tel, EDSP and Bratel Brasil in acquisitions of investments in Oi undertaken in prior years, and (2) the recognition in the income statement of TmarPart of certain general and administrative expenses that AG Telecom, PASA, LF Tel, EDSP and Bratel Brasil incurred during the year ended December 31, 2013.

(G)  These pro forma adjustments represent the merger of Bratel B.V. and Portugal Telecom, which reflect only the recognition in the income statement of TmarPart of certain general and administrative expenses incurred by Portugal Telecom during the year ended December 31, 2013 that did not comprise general and administrative expenses of PT Portugal. This transaction has no effect on TmarPart’s balance sheet because Portugal Telecom will have no assets or liabilities other than its investment in TmarPart at the moment of the merger.

4.              Earnings per share

The pro forma basic weighted and diluted average number of outstanding shares was estimated considering the reverse share split of TmarPart, the shares issued by TmarPart in the merger of shares and the merger, assuming that the reverse share split occurred on, and that these shares were outstanding as from, January 1, 2013.